Exhibit 12

OVERSEAS SHIPHOLDING GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

PRESENTED IN CONNECTION WITH REGISTRATION STATEMENT NO. 333-111890

FILED ON JANUARY 13, 2004

	SIX MONTHS ENDED JUNE 30,
	2004		2003
Earnings:
Income before federal income taxes	$183,992		$120,386
Less: equity in (earnings) of 50%-or-less-owned companies	(6,998)		(20,157)
Pretax income from continuing operations	176,994		100,229
Add: fixed charges	38,716		32,383
Less: interest capitalized during the period	(201)		(2,180)
Add: amortization of capitalized interest	1,500		1,500
Total Earnings	$217,009		$131,932

Fixed charges:
Interest expense, including amortization of deferred finance costs	$36,374		$28,562
Add: interest capitalized during the period	201		2,180
Add: interest portion of rental expense	2,141		1,641
Total Fixed Charges	$38,716		$32,383

Ratio of earnings to fixed charges	5.6	x	4.1	x